Exhibit 2.2

FIRST AMENDMENT TO BYLAWS

OF

HYLETE, INC.

The Bylaws of HYLETE, Inc. (the “Bylaws”), are hereby amended as follows:

Article III, Section 3.2 of the Bylaws is deleted in its entirety and replaced with the following:

3.2 Number Of Directors

Unless otherwise set forth in certificate of incorporation, the number of directors constituting the entire Board of Directors is seven (7).

Except as herein amended, the provisions of the bylaws shall remain in full force and effect.

CERTIFICATE BY SECRETARY OF ADOPTION BY BOARD

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of HYLETE, INC., a Delaware corporation (the “Corporation”), and that the foregoing First Amendment to Bylaws was adopted by written consent of a majority of the Board of Directors of the Corporation.

Executed on      1/21/2020     .

Adam Colton, Secretary

FIRST AMENDMENT

To

BYLAWS of HYLETE, INC.

1